Exhibit 99.2
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,

Amounts in thousands of U.S. Dollars	Note	2023	2022	2023	2022
Revenue	4	$29,436	$27,514	$56,893	$50,191
Cost of goods sold		(12,145)	(10,444)	(21,988)	(19,804)
Gross profit		17,292	17,070	34,905	30,387
Selling expenses		(12,608)	(10,588)	(24,602)	(20,053)
Administrative expenses		(15,790)	(13,994)	(32,171)	(28,393)
Research and development expenses		(8,055)	(7,333)	(14,441)	(13,318)
Other operating income		180	239	9	567
Operating loss		(18,981)	(14,606)	(36,300)	(30,810)
Interest income		528	10	606	11
Interest expense		(116)	(135)	(236)	(266)
Foreign exchange, net		7,585	8,714	7,421	10,479
Other finance income		561	—	578	—
Loss before tax		(10,423)	(6,017)	(27,932)	(20,586)
Income tax benefit	5	2,149	1,195	5,701	3,594
Net loss for the period (Attributable to shareholders of the Parent)		$(8,274)	$(4,822)	$(22,231)	$(16,992)
Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(21,939)	(41,097)	(18,839)	(52,389)
Other comprehensive loss for the period, net of tax		(21,939)	(41,097)	(18,839)	(52,389)
Total comprehensive loss for the period, net of tax		(30,213)	(45,919)	(41,070)	(69,381)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(30,213)	$(45,919)	$(41,070)	$(69,381)
Basic and diluted loss per share	9	$(0.07)	$(0.04)	$(0.18)	$(0.14)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of U.S. Dollars	Note	As of June 30, 2023 (Unaudited)	As of December 31, 2022 (Audited)
ASSETS
Non-current assets
Intangible assets		243,784	257,480
Property, plant and equipment		18,013	15,056
Right-of-use asset		8,425	9,891
Deferred tax assets	5	16,335	10,846
Other long-term receivables		407	571
Total non-current assets		286,964	$293,844
Current assets
Inventories		51,575	44,246
Trade receivables		30,973	52,743
Other receivables		2,303	2,562
Prepaid expenses and accrued income		7,467	7,786
Cash at bank and in hand		151,217	75,109
Total current assets		243,535	182,446
TOTAL ASSETS		530,499	$476,290
EQUITY
Share capital	6	32,221	30,988
Other contributed capital	6	613,783	514,133
Reserves/(Deficit)		(77,426)	(58,588)
Accumulated Deficit		(98,079)	(75,848)
Total equity attributable to shareholders of the Parent		470,498	$410,685
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	6,720	7,322
Deferred tax liabilities	5	20,433	22,196
Total non-current liabilities		27,153	$29,518
Current liabilities
Interest-bearing loans and borrowings	7	1,511	2,113
Accounts payable		7,426	6,885
Current tax liabilities		698	1,389
Other current liabilities	10	23,213	25,700
Total current liabilities		32,847	36,086
Total liabilities		60,000	$65,605
TOTAL EQUITY AND LIABILITIES		530,499	$476,290

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2022		$30,988	$514,133	$(58,588)	$(75,848)	$410,685
Net loss for the period		—	—	—	(22,231)	(22,231)
Other comprehensive loss for the period		—	—	(18,838)		(18,838)
Total comprehensive loss for the period		—	—	(18,838)	(22,231)	(41,069)
New share issue, net	6	1,233	94,993	—	—	96,226
Share-based compensation	6	—	4,657	—	—	4,657
As of June 30, 2023		$32,221	$613,783	$(77,426)	$(98,079)	$470,498

Amounts in thousands of U.S. Dollars	Notes	Share Capital	Other Contributed Capital	Reserves	Accumulated Loss	Total Equity
As of December 31, 2021		$30,964	$506,008	$1,701	$(62,997)	$475,676
Net loss for the period		—	—	—	(16,992)	(16,992)
Other comprehensive loss for the period		—	—	(52,389)	—	(52,389)
Total comprehensive loss for the period		—	—	(50,688)	(16,992)	(69,381)
New share issue, net		24				24
Share-based compensation			4,427	—	—	4,427
As of June 30, 2022		$30,988	$510,435	$(50,688)	$(79,989)	$410,746

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
Amounts in thousands of U.S. Dollars	Note	2023	2022
Operating activities
Loss before tax		$(27,932)	$(20,586)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		8,760	8,794
Net finance income		(8,368)	(10,224)
Loss on sale of assets		35	489
Share-based compensation expense	6	5,017	4,172
Other		26	(49)
Changes in working capital:
Increase in inventories		(9,280)	(11,007)
Decrease in accounts receivable		21,485	14,509
Decrease in other current receivables		259	2,320
Increase in trade payables		876	3,413
Decrease in other current liabilities		(2,101)	(190)
Interest received		606	11
Interest paid		(236)	(266)
Other finance income		578	—
Tax paid		(1,213)	(1,110)
Cash flow used in operating activities		$(11,490)	$(9,724)
Investing activities
Purchase of intangible assets		(1,177)	(868)
Purchase of property, plant and equipment		(5,581)	(3,356)
Proceeds from sale of property, plant and equipment		5	—
Increase in other non-current financial assets		159	55
Cash flow used in investing activities		$(6,595)	$(4,169)
Financing activities
Proceeds from issue of share capital	6	100,205	24
Share issue costs	6	(5,026)	—
Payment of principal portion of lease liability		(1,142)	(1,502)
Cash flow from/(used in) financing activities		$94,037	$(1,478)
Net cash flow during the period		75,952	(15,371)
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		157	(2,884)
Cash at bank and in hand at the end of the period		$151,217	$99,841

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1. General information
On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (Olink or the “Company"). The Company has eleven wholly-owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with related activities. The Company is located at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 9, 2023.
2. Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.
The interim condensed consolidated financial statements are presented in thousands of US dollars unless otherwise stated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual report filed on Form 20-F on March 27, 2023, for the fiscal year ending December 31, 2022.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2023, but do not have an impact on the interim condensed consolidated financial statements of the Group.

3. Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

We are continuing to closely monitor how the armed conflict between Russia and Ukraine is affecting our business. As of June 30, 2023 we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, or Ukraine, though the impact from the armed conflict between Russia and Ukraine on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans. Although we have not yet detected an increase in cyberattacks or attempted cyberattacks, we continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the conflict between Russia and Ukraine.
4. Segments and Revenue from contracts with customer

4.1. Description of segments and principal activities
Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Evaluation of segment performance is primarily based on revenue growth. Profit or loss is measured consistently with net profit or net loss in the interim condensed consolidated financial statements. The CODM monitors the operating segments based on revenue growth and gross profit under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

4.2. Revenue and Gross Profit
The following tables presents the Company’s key financial information by segment:

	Three months ended June 30, 2023
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$10,510	$15,516	$3,411	$29,436
Cost of goods sold	$(2,222)	$(7,427)	$(2,496)	$(12,145)
Gross profit	$8,288	$8,089	$914	$17,292

	Three months ended June 30, 2022
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$7,146	$17,885	$2,483	$27,514
Cost of goods sold	$(821)	$(8,262)	$(1,361)	$(10,444)
Gross profit	$6,325	$9,623	$1,122	$17,070

	Six months ended June 30, 2023
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$24,044	$25,938	$6,911	$56,893
Cost of goods sold	$(4,732)	$(12,010)	$(5,245)	$(21,988)
Gross profit	$19,311	$13,928	$1,666	$34,905

	Six months ended June 30, 2022
(In thousands)	Kit	Service	Corporate/Unallocated	Total
Revenue from external customers	$11,140	$34,491	$4,560	$50,191
Cost of goods sold	$(1,424)	$(15,925)	$(2,455)	$(19,804)
Gross profit	$9,716	$18,566	$2,105	$30,388

4.3. Disaggregation of revenue from contracts with customers
The Company derives revenue primarily from the sales of own-produced finished goods and services to customers in the following geographical regions:

			Corporate /
For the three months ended June 30, 2023	Kit	Service	Unallocated	Total
Sweden	810	836	49	1,695
Americas	4,735	6,743	1,421	12,899
EMEA (excluding Sweden)	2,098	6,967	1,101	10,166
China	2,098	—	572	2,669
Japan	47	792	26	865
Rest of world	722	178	242	1,141
Total	$10,510	$15,516	$3,411	$29,436

			Corporate /
For the three months ended June 30, 2022	Kit	Service	Unallocated	Total
Sweden	310	845	157	1,312
Americas	1,945	9,429	1,157	12,531
EMEA (excluding Sweden)	3,923	6,881	457	11,261
China	416	8	487	911
Japan	66	226	35	327
Rest of world	486	496	190	1,172
Total	$7,146	$17,885	$2,483	$27,514

			Corporate /
For the six months ended June 30, 2023	Kit	Service	Unallocated	Total
Sweden	1,901	1,319	196	3,415
Americas	12,001	13,151	2,421	27,573
EMEA (excluding Sweden)	5,599	9,625	2,061	17,285
China	3,142	69	1,600	4,811
Japan	446	1,262	147	1,856
Rest of world	955	513	486	1,954
Total	$24,044	$25,938	$6,911	$56,893

			Corporate /
For the six months ended June 30, 2022	Kit	Service	Unallocated	Total
Sweden	422	1,111	329	1,862
Americas	4,303	16,016	1,916	22,235
EMEA (excluding Sweden)	4,801	14,709	1,329	20,839
China	920	29	663	1,612
Japan	129	1,628	64	1,821
Rest of world	565	998	259	1,822
Total	$11,140	$34,491	$4,560	$50,191

4.4. Seasonality of operations
The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles customers, especially government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year rather than in the first six months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.
5. Income tax

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Current tax benefit/(expense)	(162)	(797)	(569)	(779)
Deferred tax benefit	2,311	1,992	6,270	4,373
Income tax benefit	2,149	1,195	5,701	3,594
Effective tax rate	21%	20%	20%	17%
The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.
6. Share capital
(A)New share issue
On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of Restricted stock units ("RSU") in the incentive award plan.

(B)Public offering
On January 18, 2023 the Company launched a public offering of 5,831,028 ADS each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023, with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the time period. The net proceeds from the offering were $96.2 million, after deducting the underwriting discounts, net of deferred taxes, and other public offering costs associated with the filing. The net proceeds of the public offering per the condensed consolidated statement of cash flows of $95.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees and other public offering costs.

(C)New share issue
On March 22, 2023, the Company issued 234,344 shares, associated with the vesting of RSUs in the incentive award plan. Following the new share issue, the Company has 124,342,715 shares outstanding.

(D)Incentive award plan
On April 17, 2023 at the Annual General Meeting, our shareholders resolved to adopt two long-term incentive programs, LTI I 2023 and LTI II 2023, and simultaneously amending our Amended and Restated 2021 Incentive Award Plan (the "Plan"). The amendment to the Plan increased the maximum shares of stock available for issuance by 980,000 shares. The 2021 Incentive Award Plan was initially adopted by the Company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company's shareholders of LTI 2021 (the "Original Plan"). The Original Plan was amended and restated on April 7, 2022 at the Annual General Meeting when our shareholders resolved to adopt two long-term incentive programs, LTI I 2022 and LTI II 2022. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has prior to 2023 filed two registration statements on Form S-8 covering 1,085,900 shares under the Original Plan and an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. Together with the amendment approved On April 17, 2023 a total of 2,660,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock option and restricted stock unit awards; provided, however, that no more than 2,660,303 additional shares may be issued. Shares available under LTI 2021, LTI I 2022, LTI II 2022, LTI I 2023 and LTI II 2023 will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest over a four-year period from the grant date, and, in case of stock options, upon the option holder exercising the option.

Incentive Stock Options

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39 which is equal to 100% of the share price at grant date. During the second quarter of 2023, 99,480 options that had been approved at the Annual General Meeting on April 17, 2023, were awarded to certain executive officers and directors, in each case with an exercise price of $22.79 which is equal to 100% of the share price at grant date.
Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.

The share-based compensation cost is calculated according to the following: Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.2 million for the three months ended June 30, 2023 and $0.3 million for the six months ended June 30, 2023. The expense associated with these stock options amounted to $0.2 million and $0.5 million for the three and six months ended June 30, 2022. These are recorded within selling, administrative and research and development expenses within the income statement.
A summary of stock option activity under the Company's Plan relating to awards to certain officers and directors as of June 30, 2023, and changes during the six months ended June 30, 2023, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price (USD)
Balance as of January 1, 2023	549,863	23.52
Granted	99,480	22.79
Forfeited	(26,271)	25.00
Balance as of June 30, 2023	623,072	$23.34
Vested and exercisable as of June 30, 2023	239,415

Restricted Stock Units

As of June 30, 2023, 1,298,108 RSUs were outstanding, of the total outstanding RSUs 273,585 were outstanding to our executive officers. The RSUs will vest during a four-year period; new shares will be issued when the RSU’s vest.

The expense associated with these RSUs amounted to $2.6 million for the three months ended June 30, 2023 and $4.9 million for the six months ended June 30, 2023. The expense associated with these RSUs amounted to $1.9 million for the three months ended June 30, 2022 and $4.0 million for the six months ended June 30, 2022. These are recorded within selling, administrative, research and development and cost of goods sold expenses within the income statement.

The following is a summary of the RSU activity under the Company’s plan and related information as of June 30, 2023, and changes during the six months ended June 30, 2023:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value (USD)
Balance as of January 1, 2023	847,143	19.38
Granted	713,301	22.81
Forfeited	(28,875)	18.69
Vested	(233,461)	19.84
Balance as of June 30, 2023	1,298,108	$21.05
7. Fair values
As of June 30, 2023 and December 31, 2022, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. There were no loan facilities as of June 30, 2023 nor as of December 31, 2022.
8. Related-party transactions
The Company did not enter any related party transaction agreements in the period current and prior year.

9. Earnings per share
Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss for the period	(8,274)	(4,822)	(22,231)	(16,992)
Less accumulated preferred dividend yield	—	—	—	—
Total	(8,274)	(4,822)	(22,231)	(16,992)
Weighted average number of shares (thousands)	124,343	119,010	123,653	119,010
Basic and diluted loss per share	(0.07)	(0.04)	(0.18)	$(0.14)
As of June 30, 2023, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of June 30, 2023, and are therefore excluded from the weighted average number of common shares for the purpose of diluted loss per share:

i.623,072 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan (see note 6)
ii.1,298,108 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan (see note 6)

As of June 30, 2022, the Company has the following potential common shares that can be potentially dilutive but are antidilutive as of June 30, 2022, and are therefore excluded from the weighted average number of common shares for the purpose of diluted loss per share:
i.549,863 outstanding stock options related to the Amended and Restated 2021 Incentive Award Plan
ii.835,502 restricted stock units related to the Amended and Restated 2021 Incentive Award Plan

10. Other current liabilities
Other current liabilities consist of the following:

Amounts in thousands of U.S. Dollars	As of June 30, 2023	As of December 31, 2022
Salaries and wages	11,650	13,274
Advance invoiced customers	3,218	1,694
Royalties	1,816	2,321
Other current liabilities	6,528	8,411
Total	$23,212	$25,700
11. Subsequent events
The Company performed a review of events subsequent to the balance sheet date through the date the financial statements were issued and determined that there were no such events requiring recognition or disclosure in the financial statements.
1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

		Three months ended June 30,		Six months ended June 30,

Amounts in thousands of U.S. Dollars	Note	2023	2022	2023	2022
Revenue	4	$29,436	$27,514	$56,893	$50,191
Cost of goods sold		(12,145)	(10,444)	(21,988)	(19,804)
Gross profit		17,292	17,070	34,905	30,387
Selling expenses		(12,608)	(10,588)	(24,602)	(20,053)
Administrative expenses		(15,790)	(13,994)	(32,171)	(28,393)
Research and development expenses		(8,055)	(7,333)	(14,441)	(13,318)
Other operating income		180	239	9	567
Operating loss		(18,981)	(14,606)	(36,300)	(30,810)
Interest income		528	10	606	11
Interest expense		(116)	(135)	(236)	(266)
Foreign exchange, net		7,585	8,714	7,421	10,479
Other finance income		561	—	578	—
Loss before tax		(10,423)	(6,017)	(27,932)	(20,586)
Income tax benefit	5	2,149	1,195	5,701	3,594
Net loss for the period (Attributable to shareholders of the Parent)		$(8,274)	$(4,822)	$(22,231)	$(16,992)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(21,939)	(41,097)	(18,839)	(52,389)
Other comprehensive loss for the period, net of tax		(21,939)	(41,097)	(18,839)	(52,389)
Total comprehensive loss for the period, net of tax		(30,213)	(45,919)	(41,070)	(69,381)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		$(30,213)	$(45,919)	$(41,070)	$(69,381)
Basic and diluted loss per share	9	$(0.07)	$(0.04)	$(0.18)	$(0.14)

The following analysis includes EBITDA, Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage which are measures not calculated in accordance with IFRS. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations” below.

Revenue
Revenue for the three months ended June 30, 2023 was $29.4 million compared to $27.5 million for the three months ended June 30, 2022. The increase of $1.9 million, or 7%, was driven primarily by Explore Kit revenues, with the Kit segment growing 47%. The Service segment decreased by 13% year over year. The Explore platform accounted for 62% of Q2 2023 revenues.

Revenue for the six months ended June 30, 2023 was $56.9 million compared to $50.2 million for the six months ended June 30, 2022. The increase of $6.7 million, or 13%, was driven primarily by increased volumes in Kit segment.

Gross Profit/Gross Profit Percentage
Gross profit for the three months ended June 30, 2023 was $17.3 million compared to $17.1 million for the three months ended June 30, 2022. The increase of $0.2 million, or 1%, was mainly due to year over year Kit revenue growth.
The increase in gross profit percentage of 3% was driven primarily by increased Kit volumes.

Gross profit for the six months ended June 30, 2023 was $34.9 million compared to $30.4 million for the six months ended June 30, 2022. The increase of $4.5 million, or 15%, was driven primarily by increased year over year volume growth in Kit segment.
Operating Expenses
Total operating expenses for the three months ended June 30, 2023 were $36.3 million compared to $31.7 million for the three months ended June 30, 2022. The increase of $4.6 million, or 15%, was largely due to organizational expansion as well as incremental costs as a public company.

Total operating expenses for the six months ended June 30, 2023 were $71.2 million compared to $61.2 million for the six months ended June 30, 2022. The increase of $10.0 million, or 16%, was largely due to costs associated with continued organizational build out.

Segment Information

Kit Revenues
Kit revenues represented 36% of our revenues for the three months ended June 30, 2023 compared to 26% for the three months ended June 30, 2022 and grew 47% year over year primarily as a result of continued Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 81% on Kit revenues for the three months ended June 30, 2023 compared to 91% for the three months ended June 30, 2022. The decrease in adjusted gross margin for kits was primarily due to increased supplier costs and logistics expenses, as well as increased provisions for component scrapping that we anticipate will be transitory.

Kit revenues represented 42% of the Company’s revenues for the six months ended June 30, 2023 compared to 22% for the six months ended June 30, 2022 and grew 116% year over year primarily as a result of both Explore and Target revenue growth. The Company generated an adjusted gross profit percentage of 82% on Kit revenues for the six months ended June 30, 2023 compared to 90% for the six months ended June 30, 2022. The decrease in adjusted gross margin for kits was primarily due to increased supplier costs and logistics expenses, as well as increased provisions for component scrapping that we anticipate will be transitory.
Service Revenues
Service revenues represented 53% of our revenues for the three months ended June 30, 2023 compared to 65% for the three months ended June 30, 2022 and decreased by 13% due to total product mix moved towards the Kit business.
We generated an adjusted gross profit percentage of 56% on Service revenues for the three months ended June 30, 2023 compared to 58% for the three months ended June 30, 2022. The decline in analysis services margin was driven primarily by one-off provisions for component scrapping that we anticipate will be transitory.

Service revenues represented 46% of our revenues for the six months ended June 30, 2023 compared to 69% for the six months ended June 30, 2022 and decreased 25% year over year primarily as a result of the ongoing product mix transition from Service to Kit segment.

We generated an adjusted gross profit percentage of 59% on Service revenues for the six months ended June 30, 2023, slightly over the 58% for the six months ended June 30, 2022.

Non-IFRS Reconciliations
We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance.
EBITDA and Adjusted EBITDA
We use the non-IFRS measures of EBITDA and Adjusted EBITDA. We define EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, and amortization of acquisition intangibles. We define Adjusted EBITDA as profit for the year before accounting for finance income, finance costs, tax, depreciation, amortization of acquisition intangibles, and management adjustments and share-based compensation expenses. Management adjustments generally consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business. We identify and determine items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

 We present Adjusted EBITDA because we believe this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars	2023	2022	2023	2022
Operating loss	(18,981)	(14,606)	(36,300)	(30,810)
Add:
Amortization	2,763	2,847	5,497	5,822
Depreciation	1,677	1,510	3,263	2,972
EBITDA	(14,540)	(10,249)	(27,540)	(22,016)
Management Adjustments	5	321	1,505	765
Share-based compensation expenses	2,913	1,992	5,017	4,190
Adjusted EBITDA	(11,622)	(7,936)	(21,017)	(17,061)

Management adjustments for the three months ended June 30, 2023 amounted to $0.0 million. Adjusted EBITDA for the three months ended June 30, 2023 includes an add back of $2.9 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan. Management adjustments for the three months ended June 30, 2022 amounted to $0.3 million and primarily includes costs related to the Nasdaq listing. Adjusted EBITDA for the three months ended June 30, 2022, includes an add back of $2.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Management adjustments for the six months ended June 30, 2023 amounted to $1.5 million and include costs related to our January 2023 capital raise. Adjusted EBITDA for the six months ended June 30, 2023, includes an add back of $5.0 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan. Management adjustments for the six months ended June 30, 2022 amounted to $0.8 million and mainly refers to costs related to the Nasdaq listing. Adjusted EBITDA for the six months ended June 30, 2022, includes an add back of $4.2 million of share-based compensation expenses associated with our Amended and Restated 2021 Incentive Award Plan.
Adjusted Gross Profit, including Adjusted Gross Profit Percentage
We use the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. We define Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and the impact of material transactions or events that we believe are not indicative of our core operating performance, such as share-based compensation expenses.

We believe that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding our core profit margin on sales. These are primary profit or loss measures we use to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items we believe do not directly reflect our core operations and, therefore, are not included in measuring segment performance.
Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended		Six months ended
	June 30,		June 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022	2023	2022
Revenue	29,436	27,514	56,893	50,191
Cost of goods sold	(12,145)	(10,444)	(21,988)	(19,804)
Gross Profit	17,292	17,070	34,905	30,387
Gross Profit %	58.7%	62.0%	61.4%	60.5%
Less:
Depreciation charges	729	727	1,436	1,550
Share-based compensation expenses	173	103	267	169
Adjusted Gross Profit	18,193	17,900	36,608	32,106
Adjusted Gross Profit %	61.8%	65.1%	64.3%	64.0%
Adjusted gross profit percentage for the three months ended June 30, 2023 was 61.8% compared to an adjusted gross profit percentage of 65.1% for the three months ended June 30, 2022. Adjustments to arrive at Adjusted gross profit for the three months ended June 30, 2023 and for the three months ended June 30,

2022 consists of $0.7 million and $0.7 million, respectively, related to depreciation charges and $0.2 and $0.1 million ,respectively, related to share-based compensation expenses.
Adjusted gross profit percentage for the six months ended June 30, 2023 was 64.3% compared to an adjusted gross profit percentage of 64.0% for the six months ended June 30, 2022. Adjustments to arrive at Adjusted gross profit for the six months ended June 30, 2023 and for the six months ended June 30, 2022 consists of $1.4 million and $1.6 million, respectively, related to depreciation charges and $0.3 million and $0.2 million, respectively, related to share-based compensation expenses.
Reconciliation of adjusted gross profit to gross profit, the most comparable IFRS measure, by segment:

	Three months ended June 30,		Six months ended June 30,
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022	2023	2022
Kit
Revenue	10,510	7,146	24,044	11,140
Cost of goods sold	(2,222)	(821)	(4,732)	(1,424)
Gross profit	8,288	6,325	19,312	9,716
Gross profit margin	78.9%	88.5%	80.3%	87.2%
Less:
Depreciation charges	179	136	336	268
Share-based compensation expenses	72	27	112	80
Adjusted Gross Profit	8,539	6,488	19,760	10,064
Adjusted Gross Profit %	81.2%	90.8%	82.2%	90.3%

Service
Revenue	15,516	17,885	25,938	34,491
Cost of goods sold	(7,427)	(8,262)	(12,010)	(15,925)
Gross profit	8,089	9,623	13,928	18,566
Gross profit margin	52.1%	53.8%	53.7%	53.8%
Less:
Depreciation charges	550	591	1,100	1,282
Share-based compensation expenses	101	76	155	89
Adjusted Gross Profit	8,740	10,290	15,183	19,937
Adjusted Gross Profit %	56.3%	57.5%	58.5%	57.8%

Corporate / Unallocated
Revenue	3,411	2,483	6,911	4,560
Cost of goods sold	(2,496)	(1,361)	(5,245)	(2,455)
Gross profit	915	1,122	1,666	2,105
Gross profit margin	26.8%	45.2%	24.1%	46.2%
Less:
Depreciation charges	—	—	—	—
Share-based compensation expenses	—	—	—	—
Adjusted Gross Profit	915	1,122	1,666	2,105
Adjusted Gross Profit %	26.8%	45.2%	24.1%	46.2%